UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025.

Commission File Number: 001-41893

LEDDARTECH HOLDINGS INC.

4535, boulevard Wilfrid-Hamel, Suite 240

Quebec G1P 2J7, Canada

(418) 653-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
10.1	Fourth Amending Agreement to Bridge Financing Offer Letter dated March 7, 2025 among LeddarTech Holdings Inc., VayaVision Sensing Ltd., Fédération des Caisses Desjardins du Québec, FS LT Holdings II LP and Investissement Quebec.
10.2	Sixteenth Amending Agreement to Desjardins Financing Offer dated March 7, 2025 among LeddarTech Holdings Inc. and Fédération des Caisses Desjardins du Québec.
99.1	Press release of LeddarTech Holdings Inc. dated March 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEDDARTECH HOLDINGS INC.

By:	/s/ David Torralbo
Name:	David Torralbo,
Title:	Chief Legal Officer

Date: March 7, 2025

2